

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Don Ross, President
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

>   Re: **Harbor Island Development Corp.**
>   **Amendment No. 5 for Registration Statement on Form S-1**
>   **File No. 333-166522**
>   **Filed on November 30, 2010**

Dear Mr. Ross:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 13

1.   It appears from your response to comment three of our letter dated November 22, 2010 that the amount to be paid to your auditors is directly related to the total amount of proceeds that you raise. We note that the amount to be paid for audit fees and expenses lowers from $5,000 to $2,500 assuming 10% of shares are sold. It appears that your audit fees are variable based on your proceeds received, and thus represents a contingent fee. Please tell us the amount of the audit fee and describe to us in detail the factors that change the amount of the fee.

Financial Statements, page F-1

Balance Sheets, page F-2

2.   It appears that the amount of notes payable on page F-2 as of March 31, 2010 does not agree to that presented on page F-13. Please revise to reconcile these two amounts.

Statement of Stockholders' Deficit, page F-5

3.   You present a net loss of $53,548 for the six months ended as of September 30, 2010, which does not agree to the net loss presented on page F-3 of $63,548. Please revise to reconcile the two amounts.

Notes to the Financial Statements, page F-6

Note 3. Note Payable, F-10

4.   Please clarify for us or revise your filing to reconcile the following with respect to your notes payable from related parties:

        a)   You disclose that you had an amount of $9,994 owing to the president and chief executive officer. However, it appears on page 8 this amount is owed to a brother of your president and chief executive officer, Mr. Steve Ross.
        b)   We note from page 8 that you owed the aggregate amount of $53,551 to Mr. Steve Ross who has a family relationship to your president and chief executive officer, but the balance of notes payable – related party amounted to $9,994.

5.   We note that you owed $12,500 to your president for management fees. Please disclose any material commitments with respect to management fees.

Note 5. Subsequent Events, page F-10

6.   We note on page 8 that you consolidated several notes payable in November 2010. Please tell us whether the consolidation resulted in the change in terms of the notes, and revise your subsequent events footnote to describe any changes in the underlying terms. In addition, disclose the date of issuance of the financial statements. Refer to ASC 855-10-50-1.

        You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

                                Sincerely,

                                John Reynolds
                                Assistant Director

 cc: Wade Huettel, Esq.
        Fax: (619) 330-1888